UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2025

Jonathan Cross
Chairman
Shefford Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, NC 27408

Re: Shefford Companies, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 15, 2025
File No. 000-56601

Dear Jonathan Cross:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Emerging Growth Company, page 3

1. Please revise your disclosure to reflect the new annual gross revenue cap of $1.235 billion rather than the $1.0 billion that is currently disclosed.

Item 7. Certain Relationships and Related Transactions, page 10

2. We note your response to prior comment 2 that the payment of your expenses by Mr. Cross was in return for 1,000,000 shares of common stock issued to him. We also note your disclosure in Item 10 on page 12 and elsewhere that these shares were issued to Mr. Cross in exchange for $100. Please revise your disclosure here to disclose the total amount advanced to you by Mr. Cross as of the most recent practicable date. In addition, please revise your disclosure here and elsewhere as applicable to clearly describe the consideration received for the 1,000,000 shares.

Financial Statements, page F-1

3. Please revise your filing to provide the following financial statements as required by Article 8 of Regulation S-X:

- Audited annual balance sheet as of each of the most recent two fiscal years (i.e., December 31, 2024 and 2023) and audited statements of comprehensive income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet (i.e., for the fiscal years ended December 31, 2024 and 2023).

- Interim financial statements comprised of a balance sheet as of the end of the most recent fiscal quarter (i.e., June 30, 2025), a balance sheet as of the end of the preceding fiscal year (i.e., December 31, 2024), and statements of comprehensive income and statements of cash flows for the interim period up to the date of such balance sheet and the comparable preceding fiscal period (i.e., for the three and six months ended June 30, 2025 and 2024).

Please ensure that the financial statements are accurately calculated. In addition, please ensure that the index to financial statements on page 15 and the Report of Independent Registered Public Accounting Firm on page F-1 refer to the appropriate dates of the financial statements presented in your Form 10.

General

4. We note your response to our prior comment 2. It appears that you are not in compliance with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. You should file all required reports. Please advise us as to when you intend to file the delinquent reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Cecco at 202-551-2064 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance